EXHIBIT 99.01
Dear U.S. and U.K. Employees –
I am very happy to announce our plan to offer an employee stock option exchange program. In offering this program, we are recognizing the incredible work you do for the company and your ongoing contribution and commitment to Glu.
Through the stock option exchange program, eligible U.S. and U.K. employees who have stock options with an exercise price of $1.25 and above on the date the program commences will have the ability to exchange these options for new stock options based on certain exchange ratios depending on the exercise price of the exchanged options. The exercise price for these new options will be set at their fair market value on the grant date, which will be the first trading day after the end of the offering period. The vesting period for these new options will be monthly over three years, as measured from the date of grant. We currently expect the offering period to end on or about May 15, 2009.
Here are the general details of the proposed stock option exchange program:
Eligibility: All U.S. and U.K. employees who hold options priced at $1.25 or above and are continuously employed by Glu or one of its subsidiaries throughout the offering period are eligible. Senior executives (Greg Ballard, Eric Ludwig, Jill Braff, Alex Galvagni, Kevin Chou and Tom Perrault) and members of our Board of Directors are excluded.
Exchange Ratios:

Exercise Price	Exchange Ratios
Range	(Old / New)
$1.25 — $1.99	1:1

2.00 — 3.99	2:1

4.00 — 5.94	3:1

5.95 — above	4:1
For example, if you exchange an old grant of 1,000 shares priced at $3.50 a share, you will receive a new option to purchase 500 shares in return with a new strike price and vesting schedule, as noted below, and if you exchange an old grant of 1,000 shares priced at $10.00 a share, you will receive a new option to purchase 250 shares in return, with a new strike price and vesting schedule, as noted below.
Participation: Voluntary.
Vesting Period: New three-year term, vesting monthly (as measured from the date of grant), with no cliff.
Option Term: Six-year term.
Offering Period: We expect to commence the program on or about April 16, 2009. The program will remain open for at least 20 business days (including the commencement date) and will close on or about May 15, 2009.
Exercise Price: Fair market value of Glu common stock on the grant date of the new options, which will be the first trading day after the end of the offering period. We expect that the new options will be granted on or about May 18, 2009.
You’ll hear more details on this in April, but I wanted to announce it now so you would all be aware of what was coming up. You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option online at E*Trade (https://us.etrade.com/e/t/user/login_sp).
We are excited to be able to offer this program to you and thanks again for sticking with Glu.

Sincerely,
Greg Ballard
The proposed stock option exchange program (the “program”) described in this email has not yet commenced and this correspondence does not constitute an offer or create any rights or obligations. On the date the program begins, Glu will provide you with written materials explaining the precise terms and timing of the program. You should read these materials when they become available because they will contain important information about the program. Glu also will file these materials as part of a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the program. These materials and other documents filed by Glu with the SEC will be available free of charge from the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the documents filed by Glu with the SEC by contacting Glu’s Stock Administration Department at 2207 Bridgepointe Parkway, Suite 250, San Mateo, California 94404.
A brief summary of the tax consequences of any exchange of stock options will be provided, although this will be of a general nature and will not be tailored to your individual circumstances. You may wish to seek advice from an appropriately qualified professional advisor.